QUANTUM CORPORATION
224 Airport Parkway, Suite 550
San Jose, CA 95110
April 24, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edwin Kim

Re:	Quantum Corporation - Registration Statement – Form S-3
File No. 333-286635
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quantum Corporation (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-3 (File No. 333-286635) (the “Registration Statement”) be declared effective on April 28, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Julie Park and James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes each of Julie Park and James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event with Julie Park at (650) 233-4067, or in her absence, James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4754.
[Signature Page Follows]

Sincerely,

QUANTUM CORPORATION

By:	/s/ Brian E. Cabrera
Brian E. Cabrera
Senior Vice President, Chief Administrative Officer, Chief Legal and Compliance Officer, and Corporate Secretary

cc:	James J. Masetti
Julie Park